Mail Stop 4561

May 26, 2009

John L. Castiglione
Chief Executive Officer
ubroadcast, Inc.
1666 Garnet Avenue, Suite 312
San Diego, CA 92109

      Re: ubroadcast, Inc.
             Form 8-K filed May 13, 2009
             File No. 033-19961

Dear Mr. Castiglione:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            /s/ Stephen Krikorian

                            Stephen Krikorian
                            Accounting Branch Chief